MVB FINANCIAL CORP.

301 Virginia Avenue

Fairmont, West Virginia 26554

(304) 363-4800

December 14, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVB Financial Corp. Registration Statement on Form S-3 File No. 333-228688

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MVB Financial Corp. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-228688) of the Registrant (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2018, be accelerated so that it will be declared effective at 4:00 p.m. Washington D.C. time, on December 17, 2018, or as soon thereafter as may be practicable.

The Registrant respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to its counsel, Squire Patton Boggs (US) LLP, by calling James J. Barresi at (513) 361-1260. The Registrant hereby authorizes Mr. Barresi to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Barresi via email to james.barresi@squirepb.com or facsimile to (513) 361-1201.

Very truly yours,

MVB FINANCIAL CORP.

By:	/s/ Donald T. Robinson
Donald T. Robinson
Executive Vice President and Chief Financial Officer